Exhibit 99.1

Realm Therapeutics plc

Scheme Now Effective

Malvern, PA, 31 July 2019 – Further to the announcement on 30 July 2019 and following the filing of a copy of the Court Order with the Registrar of Companies in England and Wales earlier today, Realm Therapeutics plc (“Realm” or the “Company”) (NASDAQ: RLM), is pleased to announce that the Scheme has now become Effective and the entire issued share capital of Realm is now owned by Essa Pharma Inc.

The full terms and conditions of the Acquisition were set out in the scheme document published by Realm on 29 May 2019 (the “Scheme Document”).

Unless otherwise defined herein, capitalised terms and expressions used in this announcement shall have the meanings given to them in the Scheme Document.

Consideration due to Realm Scheme Shareholders

Under the terms of the Scheme, holders of Realm Scheme Shares are entitled to receive 0.0576359 of a New Essa Share for each one Realm Scheme Share held at the Scheme Record Time (or 1.4408975 New Essa Shares for every one Realm ADS representing 25 Realm Shares). The issue of New Essa Shares to Realm Scheme Shareholders will be settled no later than 12 August 2019, in accordance with the procedures set out in the Scheme Document and the expected timetable of principal events set out in the Company’s announcement on 30 July 2019.

De-listing of the Realm ADSs

The listing of the Realm ADSs will be cancelled before the start of trading on Nasdaq today, 31 July 2019.

Resignation and appointment of Realm Directors

Each of Charles Spicer, Alex Martin, Balkrishan (Simba) Gill and Sanford (Sandy) Zweifach has resigned from the board of directors of Realm (the “Board”) with effect as of today, 31 July 2019. Marella Thorell will remain on the Board and, effective as of today, 31 July 2019, David Parkinson has been appointed to the Board.

Appointment of Realm Nominees to Essa Board

As the Scheme has now become effective, Essa will appoint Alex Martin, Marella Thorell and Sanford (Sandy) Zweifach to the Essa Board effective as of 31 July 2019.

Realm Contacts:

Alex Martin, Chief Executive Officer

Marella Thorell, Chief Financial Officer and Chief Operating Officer

Outside U.S.:  +44 (0) 20 3727 1000

U.S.:  +1 212 600 1902

Argot Partners	FTI Consulting
Stephanie Marks/Claudia Styslinger	Simon Conway
+1 212 600 1902	+44 (0) 20 3727 1000

Cooley (Legal adviser to Realm)
Ed Lukins	+44 207 556 4261
Josh Kaufman	+1 212 479 6495
Claire Keast-Butler	+44 207 556 4211

IMPORTANT NOTES

The City Code on Takeovers and Mergers

The City Code on Takeovers and Mergers does not apply to the Acquisition.

Further information

This Announcement is for information purposes only and is not intended to and does not constitute, or form any part of, an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or otherwise. The Acquisition has been made solely by the Scheme Document, which contains the full terms and conditions of the Acquisition. Investors may obtain a free copy of the Scheme Document at the Securities and Exchange Commission’s website at www.sec.gov, or free of charge from Realm at https://www.realmtx.com or by directing a request to Realm at ir@realmtx.com.

This Announcement does not constitute a prospectus or a prospectus equivalent document.

Overseas shareholders

The release, publication or distribution of this Announcement in jurisdictions other than the United Kingdom and the United States may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom or the United States (including Restricted Jurisdictions) should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with applicable legal or regulatory requirements of any jurisdiction may constitute a violation of securities laws in that jurisdiction. This Announcement has been prepared for the purpose of complying with English law and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

Copies of this Announcement and any formal documentation relating to the Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction or any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction.

The availability of the New Essa Shares under the Acquisition to Realm Shareholders who are not resident in the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom or the United States or who are subject to the laws and/or regulations of another jurisdiction should inform themselves of, and should observe, any applicable requirements. Further details in relation to overseas shareholders are contained in the Scheme Document.

Notice to U.S. investors in Realm

The Acquisition relates to shares of an English company and has been effected by means of a scheme of arrangement under English law. An acquisition effected by means of a scheme of arrangement is not subject to any proxy solicitation or tender offer rules under the US Securities Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US proxy solicitation or tender offer rules.

The New Essa Shares to be issued under the Scheme have not been registered under the US Securities Act, or with any securities regulatory authority or under the securities laws of any state or other jurisdiction of the United States. The New Essa Shares are expected to be issued in the United States in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof.

Following issuance, the New Essa Shares may be offered, sold, resold, delivered, distributed or otherwise transferred, directly or indirectly, in or into the United States without registration under the US Securities Act by all non-affiliates of Realm. Affiliates of Realm or Essa must either have their shares registered for sale with the US Securities and Exchange Commission or qualify for an exemption from registration under the US Securities Act in order to resell New Essa Shares owned by them.

For the purposes of qualifying for the exemption from the registration requirements of the US Securities Act afforded by Section 3(a)(10) thereunder, Realm has advised the Court through counsel that it will rely on the Section 3(a)(10) exemption based on the Court's sanctioning of the Scheme. All such shareholders were entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification was given to all such shareholders.

The securities to be issued by Essa as consideration pursuant to the Acquisition should not be treated as "restricted securities" within the meaning of Rule 144(a)(3) under the US Securities Act by persons who receive them under the scheme other than "affiliates" of Realm, and all non-affiliates may resell them following issuance without restriction under the US Securities Act. Affiliates of Realm must comply with restrictions on sale set forth in subsection (d) of Rule 145 promulgated under the US Securities Act, including no sales for the first 90 days following the Effective Date and limitations as to volume and manner of sale thereafter, unless such securities have been registered under the US Securities Act or qualify for another exemption from registration, including Regulation S, which permits such securities to be traded on the TSX-V. Affiliates of Essa following the Effective Date are subject to additional restrictions on sale of such securities, including as to volume and manner of sale, under Rule 144, unless such securities have been registered for resale under the US Securities Act or the disposition qualifies under another exemption from the US Securities Act. It may be difficult for US Realm Shareholders to enforce their rights and claims arising out of the US federal securities laws, since Essa and Realm are located in countries other than the United States, and some or all of their officers and directors may be residents of countries other than the United States. US Realm Shareholders may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgment. Realm Shareholders in jurisdictions other than the United Kingdom and the United States should familiarise themselves with what, if any resale restrictions may apply to them in respect of the New Essa Shares being issued to them and are urged to otherwise consult with legal, tax and financial advisers in connection with the Acquisition

None of the securities referred to in this Announcement has been approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority, nor have such authorities passed upon or determined the adequacy or accuracy of the information contained in this Announcement. Any representation to the contrary is a criminal offence in the United States.

U.S. Realm Shareholders and Realm ADS Holders also should be aware that the Acquisition contemplated herein may have tax consequences to them in the United States. U.S. Realm Shareholders and Realm ADS Holders are urged to consult with legal, tax and financial advisers in connection with making a decision regarding the Acquisition.

Warning Concerning Forward-Looking Statements

All statements included in this Announcement, other than statements or characterisations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 21E of the U.S. Exchange Act, other securities laws and are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Whenever the document uses words such as, without limitation, “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “will,” “may,” “predict,” “could,” “seek,” “forecast” and negatives or derivatives of these or similar expressions, they are making forward-looking statements. Examples of such forward-looking statements include, but are not limited to, references to the anticipated benefits of the Acquisition; statements concerning future drug development plans and projected timelines for the initiation and completion of preclinical and clinical trials of Essa; the potential for the results of ongoing preclinical or clinical trials and the efficacy of the drug candidates of Essa; the potential market opportunities and value of drug candidates; other statements regarding future product development and regulatory strategies, including with respect to specific indications; any statements regarding the future financial performance, results of operations or sufficiency of capital resources to fund its operating requirements, and any other statements that are not statements of historical fact. These forward-looking statements are based upon Realm’s or, where relevant, Essa’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur.

Realm Shareholders are cautioned that any forward-looking statements are not guarantees of future performance and may involve significant risks and uncertainties, and that actual results may vary materially from those expressed or implied by these forward-looking statements. Important risk factors that may cause Realm’s or Essa’s actual results to differ materially from these forward-looking statements include, but are not limited to: (1) the risk that the Acquisition disrupts the parties’ current operations or affects their ability to retain or recruit key employees; (2) the possible diversion of management time on Acquisition-related issues; (3) potential litigation relating to the Acquisition; (4) unexpected costs, charges or expenses resulting from the Acquisition; (5) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Acquisition; (6) Essa may require substantial capital in the future to fund its operations and research and development; (7) Essa’s ability to continue to fund and successfully progress internal research and development efforts and to create effective, commercially-viable drugs; and (8) the fact that Essa’s compounds may not successfully complete pre-clinical or clinical testing, or be granted regulatory approval to be sold and marketed in the United States or elsewhere.

The information contained in Realm’s annual report for the year ending 31 December 2018 distributed to shareholders and its filings with the SEC, including in its annual report on Form 20-F for the year ended 31 December 2018, identifies other important factors that could cause actual results to differ materially from those stated in or implied by the forward-looking statements in this Announcement. Realm’s filings with the SEC are available on the SEC’s website at www.sec.gov and its annual report previously distributed to shareholders is available at www.realmtx.com. You should not place undue reliance upon forward looking statements. Except as required by law, Realm does not intend to update or change any forward looking statements as a result of new information, future events or otherwise.